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                                                                       EXHIBIT 2




April 29, 1997



River Associates, LLC / Monterey's Acquisition Corp.
633 Chestnut Street, Suite 1640
Chattanooga, TN  37450



Ladies and Gentlemen:

       Casa Ole Restaurants, Inc. ("Purchaser") is pleased to submit the following proposal, which when accepted by you as set forth below, will constitute our agreement ("Letter Agreement") with Monterey's Acquisition Corp. ("Company"), and River Associates, LLC and all other equity owners of the Company (collectively, "Sellers"), the sole shareholders of the Company, regarding the acquisition (the "Acquisition") by Purchaser of 100% of the capital stock of the Company.

1. PURCHASE PRICE. The Acquisition will be structured as a purchase by Purchaser of all the outstanding capital stock of the Company or, at the option of Purchaser, a merger of the Company with a wholly owned subsidiary of Purchaser. As part of such structure, Purchaser would assume all liabilities of the Company and agree to refinance the existing debt of the Company totaling $7,006,000 as of March 30, 1997 consisting of $2,356,000 of senior debt and $4,650,000 of subordinated debt. Purchaser will assume the net working capital deficit incurred in the ordinary course of business to the extent discussed in Item 2 below. The aggregate consideration (the "Purchase Price") for the outstanding capital stock of the Company will be $4 million in cash.

2.     The Purchase Price will be subject to

       (1) an adjustment based on the outstanding debt as of the closing date and

       (2) an adjustment based on the working capital deficit as of the closing date.

       To the extent the debt at closing is greater or less than the sum of $7,006,000, the Purchase Price will be adjusted upward or downward accordingly. To the extent the working capital deficit is greater or less than $750,000 plus (i) management fees payable to River Associates, LLC immediately prior to closing (approximately $300,000), and plus (ii) expenditures and accruals related to the opening of the
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       Baytown store not included in the above-referenced working capital deficit (approximately $425,000), the Purchase Price will be adjusted upward or downward accordingly.

3. DEFINITIVE PURCHASE AGREEMENT. Upon your execution of this Letter Agreement, we will promptly begin to draft a definitive purchase agreement (the "Definitive Agreement") consistent with the terms of this Letter Agreement and which will contain standard representations, warranties, covenants and indemnifications.

4. TIMING; DUE DILIGENCE; EXCLUSIVITY. Our intent is to complete our legal, accounting, and business due diligence and arrange financing commitments as promptly as practicable and in any event within 90 days from the date you sign and return this Letter Agreement to us. Consistent with this intent, you agree that, for the period from the date we receive a copy of this Letter Agreement signed by you through the 90th day thereafter (the "Termination Date"), the Company and Seller will not, and will cause their affiliates, directors, officers, employees, representatives and agents (the "Company Representatives") not to, directly or indirectly, solicit or initiate or enter into discussions or transactions with, or encourage, or provide any information to, any corporation, partnership or other entity or group (other than to us or our designees) concerning any sale of ownership interests and/or assets. To the extent satisfactory progress is being made towards a closing, Sellers will agree to one 30-day extension of the 90-day deadline. You represent that neither you nor any of your affiliates are bound by any agreement with respect to any such transaction other than as contemplated by this Letter Agreement. You also agree to notify us immediately upon receipt of any inquiries from any entity or group with respect to any potential transaction involving the Company and/or its assets.

5. CONDITIONS. Our conditions to closing include (a) the absence of any material adverse change in the business, assets, condition or prospects of the Company; (b) our ability to conduct such due diligence as we deem reasonably appropriate and our ability to approve the results of that due diligence; (c) our satisfaction with the resolution of any problems or concerns discovered by us during our due diligence; (d) receipt of all required consents and approvals; (e) the execution of mutually satisfactory documentation for the Acquisition, including the Definitive Agreement; (f) receipt of satisfactory financing commitments and subsequent definitive documentation of such commitments; and (g) other conditions customary to transactions of this type.

6. CONDUCT OF BUSINESS. Prior to the execution of the Definitive Agreement, the Company will conduct its business only in the ordinary course, consistent with past practice, and will use commercially reasonable efforts to maintain the value of its business as a going concern. The Company will not, without our prior written consent, (a) increase any compensation or benefit arrangement for any employee or officer other than in the ordinary course, consistent with past practice, (b) shift any business activities from the Company to any other entities, whether owned by the Sellers or third parties, (c) sell any material assets of the Company, (d) effect any changes to its capital structure, including without limitation entering into any
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       commitments to issue shares of the Company, (e) make any distributions or pay any dividends to the Company's shareholders or (f) undertake or perform any act that would adversely affect the goodwill of the Company, the Company's relationship with its employees and customers, or the Company's prospects. Nothing herein will prevent, however the Company from paying accrued fees owed to River Associates, LLC.

7. EXPENSES. Each party will bear their own expenses in connection with the transactions contemplated hereby. For the purposes of the preceding sentence, if the transactions contemplated hereby are completed, all expenses of the Company will be borne by the Sellers. The Sellers will also be solely responsible for any expenses related to professional service providers and/or brokers retained by either the Company or the Sellers to assist in the Acquisition or in the sale process. To the extent that any expenses of the Sellers are actually paid by the Company after the closing, the Purchase Price will be adjusted accordingly.

8. CONFIDENTIALITY; INFORMATION; ANNOUNCEMENTS. The Confidentiality Agreement between the parties will remain in full force and effect. You agree to provide us, and our investors and lenders, including legal and other representatives, with access to the Company and all information that any of them reasonably requests. Pending closing of the transaction, none of the parties will make any public statements about such transaction without the consent of each other party, except as required by applicable law, in which case the language of any such statement shall, to the extent practicable, be mutually agreed to by the parties which agreement shall not be unreasonably withheld.

9. MISCELLANEOUS. Except with respect to the obligations set forth in paragraphs 4, 6, 7, 8, 9, and 10 of this Letter Agreement, this Letter Agreement is not intended to be a binding contract. The parties shall not be legally obligated by any of the terms hereof, other than paragraphs 4, 6, 7, 8, 9, and 10 hereof, unless and until the terms of this Letter Agreement are embodied in definitive documentation in form and substance satisfactory to the parties, and executed and delivered by them. This Letter Agreement shall terminate if such definitive documentation shall not have been executed and delivered on or prior to the Termination Date, provided that such termination shall not relieve any party of liability for breach prior to such termination. In addition, if during the course of further negotiations or in our conduct of due diligence, we discover information about the Company which concerns the basis on which we are pursuing this transaction, or we are unable to agree with the Company and/or the Sellers on terms in the definitive documentation, either party reserves the right to terminate any further discussions and negotiations immediately upon notice to the other party, at which time this Letter Agreement shall terminate among us. This Letter Agreement constitutes the entire agreement among you, us and/or any of our respective affiliates, and supersedes all prior or contemporaneous communications, agreements, and understandings, written or oral, with respect to the Acquisition, and may be signed in counterparts, all of which shall constitute the same agreement, shall be governed by the domestic substantive laws of Texas, and shall
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       bind and inure to the benefit of the parties and their respective successors and assigns.

10. EXECUTION. If the foregoing is in accordance with your understanding, please sign this Letter Agreement in the space indicated below and return it to us by facsimile for receipt not later than 5:00 p.m. (Texas time) on April 30, 1997, whereupon paragraphs 4, 6, 7, 8, 9, and 10 of this Letter Agreement will become a binding agreement among the parties. In addition, please send an original executed counterpart of this Letter Agreement to us by overnight courier. The proposal contained herein will expire unless we have received this Letter Agreement signed by you within the time period provided above or sooner, if rejected.



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Very truly yours,

Casa Ole Restaurants, Inc.


By:  /s/ Louis P. Neeb
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Title:  Chairman and Chief Executive Officer


The foregoing is hereby agreed to and accepted this 30 day of April, 1997:

River Associates, LLC / Monterey's Acquisition Corp.



By:    /s/ Mike D. Brookshire
       -------------------------------------
       Name: Mike D. Brookshire
             -------------------------------
       Title: Secretary
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